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                    [ARONEX PHARMACEUTICALS, INC. LETTERHEAD]



                                  April 6, 2001


Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re: Aronex Pharmaceuticals, Inc. Request for withdrawal of registration statement on Form S-3 (File No. 333-50020).

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Aronex Pharmaceuticals, Inc. (the "Company") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, Commission File No. 333-50020 (the "Registration Statement"). The Registration Statement was originally declared effective by the Commission on November 21, 2000.

         Pursuant to the Registration Statement, the Company registered an aggregate of $24,000,000 in shares of its Common Stock, $.001 par value per share (the "Shares"), for sale to the public. The Company is no longer eligible to keep the Registration Statement effective. Therefore, the Company requests that an Order granting the withdrawal of the Registration Statement be issued as soon as possible.

         Please direct all inquiries to Jeffrey R. Harder, Esq. of Andrews & Kurth L.L.P. (counsel to Aronex Pharmaceuticals, Inc.) at (713) 220-4312.


                                   Very truly yours,


                                   ARONEX PHARMACEUTICALS, INC.


                                   By: /s/ Geoffrey F. Cox, Ph.D.
                                      ------------------------------------------
                                           Geoffrey F. Cox, Ph.D.
                                           President and Chief Executive Officer